Writer’s Direct Contact

213/892-5251

HCohn@mofo.com

May 18, 2012

Via EDGAR Filing and Overnight Delivery

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP Monthly Income Realty Trust, Inc.

Registration Statement on Form S-11

Filed April 16, 2012

(File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP Monthly Income Realty Trust, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-11 (File No. 333-180741) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2012.

The Amendment is being filed in response to comments received from the Commission’s staff (the “Staff”) by letter dated May 11, 2012. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

General

1.	Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Michael McTiernan

May 18, 2012

Page Two

Response: The Company currently does not intend to use any graphics, maps, photographs and related captions or other artwork including logos in the prospectus. If the Company decides in the future to use any such materials, it will first provide them to the Staff for its review before including them in any preliminary prospectus distributed to prospective investors.

2.	Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: The Company advises the Staff that it has not yet prepared any promotional material or sales literature. The Company acknowledges that any such sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. The Company confirms that it will provide the Staff, and will continue to provide the Staff for the duration of the registered offering, with copies of any such sales materials prior to their use.

3.	Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. Please tell us how you determined that your program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). Please note that we will refer your response to the Division’s Office of Mergers and Acquisitions.

Response: The Company respectfully submits that its shares repurchase program, as described under “Prospectus Summary – Share Repurchase Program” and “Description of Capital Stock – Share Repurchase Program,” is not a tender offer subject to the tender offer rules, include Rule 13e-4 and Regulation 14E.

The following factors have been identified as indicative of a “tender offer”: (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer’s stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed

Michael McTiernan

May 18, 2012

Page Three

number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. See, e.g., SEC v. Carter Hawley Hale Stores, Inc., 760 F. 2d 945, 950 (9th Cir. 1985); Wellman v. Dickinson, 475 F. Supp. 783, 824 (S.D.N.Y. 1979).

The Company respectfully submits that almost all of the foregoing factors do not apply to the Company in respect of repurchases by the Company under the Company’s share repurchase program (the “Share Repurchase Program”) for the following reasons:

•

Although the Share Repurchase Program is described in the prospectus, the Company has no intention of engaging in an active and widespread solicitation for its shares. In fact, the Company will not encourage or otherwise solicit shareholders to participate in the Share Repurchase Program. Rather, information regarding the Share Repurchase Program is provided solely for the benefit of the Company’s stockholders to provide them with information about a share repurchase program that may provide limited liquidity for their investment.

•

Additionally, under the Share Repurchase Program, the number of shares to be repurchased during any calendar quarter is limited to the lesser of: (i) 2.0% of the number of shares of common stock outstanding on December 31st of the prior calendar year, and (ii) those repurchases that can be funded from the net proceeds of the sale of shares under the distribution reinvestment plan in the prior calendar year (other than repurchases in connection with the death or disability of a stockholder, which are not subject to the foregoing volume limitations).

•

No premium will be paid by the Company for the shares repurchased. Rather, the shares are to be repurchased at the purchase price paid for the shares, or at a fixed discount from that price, depending upon the holding period, and, beginning 18 months after the completion of the offering stage, at 100% of the estimated value per share that the Company has determined.

•	Repurchases under the Share Repurchase Program are not contingent on the tender of a fixed number of shares.

•

Repurchases may be made under the Share Repurchase Program on an ongoing basis for an indefinite period of time until the termination of the Share Repurchase Program at the board’s discretion. In addition, the Share Repurchase Program will terminate if the shares of the Company’s common stock are listed on a national securities exchange.

Michael McTiernan

May 18, 2012

Page Four

•

Stockholders are not obligated to participate in the Share Repurchase Program and, as discussed above, the Company is not undertaking any active solicitation to repurchase the shares under the Share Repurchase Program. Accordingly, an offeree is not subjected to any pressure to sell pursuant to the Share Repurchase Program. Moreover, to encourage a longer holding period and to discourage any early repurchases, the Share Repurchase Program does not permit repurchases before the first anniversary of the share purchase and reduces the repurchase price to 97.5% of the purchase price paid for the shares for any repurchases between the first and third anniversary of the share purchase. The repurchase price after the third anniversary of the share purchase is 100% of the purchase price paid for the shares until the Company establishes an estimated value per share, at which time, repurchases will be at 100% of that estimated value per share.

•

The Company makes no public announcement of the Share Repurchase Program other than in the Company’s offering documents and filings required by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Because few of the “tender offer” factors apply to the Company in respect of repurchases under the Share Repurchase Program, the Company believes that such program does not constitute a tender offer.

Moreover, the Share Repurchase Program is generally consistent with the share repurchase program of other issuers for which the Division of Corporation Finance has granted no-action relief, including T REIT Inc. and Wells Real Estate Investment Trust II, Inc. See T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). In particular, the Share Repurchase Program has the following identical characteristics as the share repurchase programs described in the T REIT Inc. and Wells Real Estate Investment Trust II, Inc. no action letters:

•	Stockholders must have held the shares for at least one year to participate in the respective share repurchase programs.

•	There is no trading market for the shares.

•	No premium over the original purchase price or estimated per share value (as applicable) will be paid in connection with any repurchases.

•	The number of shares repurchased by the company is limited to a small percentage of the total number of outstanding shares.

Michael McTiernan

May 18, 2012

Page Five

•	The terms of the share repurchase programs are fully disclosed in the company’s prospectus.

•	The share repurchase programs terminate if a secondary market for the shares develops.

For the foregoing reasons, the Company respectfully submits that the Share Repurchase Program should not be subject to the tender offer rules because redemptions under the share repurchase program are not tender offers.

4.	Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: The Company respectfully submits that the Share Repurchase Program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Share Repurchase Program satisfies each of the following conditions set forth in the Alston & Bird LLP exemptive letter granting relief to permit non-listed REITs to redeem their common stock under an established share redemption program during the applicable Regulation M restricted period while in a distribution of their common stock:

•	There is no trading market for the Company’s common stock;

•	The Company will terminate the Share Repurchase Program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops;

•

The Company will purchase shares of its common stock under the Share Repurchase Program at a price that does not exceed the fair market value or estimated value per share of the Company’s common stock;

•	The terms of the Share Repurchase Program are fully disclosed in the Company’s prospectus; and

•	Except as otherwise exempted in the Alston & Bird LLP exemptive letter, the Company shall comply with Regulation M.

Michael McTiernan

May 18, 2012

Page Six

5.	Comment: We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Company intends to invest in real estate and in mortgages and other loans directly secured by real estate. The Company has revised the prospectus to clarify how it intends to execute its investment strategy in a manner that is consistent with the exemptions that are available under the Investment Company Act of 1940 (the “Investment Company Act”). These disclosures appear under “Prospectus Summary – Investment Company Act Consideration” beginning on page 22, “Risk Factors – We are not and do not plan to be registered as an investment company under the Investment Company Act, and therefore we will not be subject to the requirements imposed and stockholder protections provided by the Investment Company Act; maintaining an exemption from registration may limit or otherwise affect our investment choices,” beginning on page 47 and “Investment Strategy, Objectives and Policies – Investment Company Act Consideration” beginning on page 103.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that “is or holds itself out as begin engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.” The Company believes it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company will be primarily engaged in the noninvestment company businesses of acquiring interests in real estate and purchasing or otherwise acquiring mortgages and other loans directly secured by real estate.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company to include any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis” (or the “40% test”). The Company has revised the prospectus to delete references to the Company’s intentions to comply with the 40% test. Instead, the Company (and any subsidiaries it might form) will rely on the exception from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages

Michael McTiernan

May 18, 2012

Page Seven

and other liens on and interests in real estate.” This exemption generally requires that at least 55% of a company’s portfolio must be comprised of qualifying real estate-related assets and at least 80% of its portfolio must be comprised of qualifying real estate-related assets and real estate-related assets (and no more than 20% comprised of other, non-qualifying assets). The Company plans to monitor its holdings to ensure continuing and ongoing compliance with the 55% and 80% tests referenced above.

In the unexpected event of the Company acquiring assets that could make the Company or any of its subsidiaries fall technically within the definition of investment company under Section 3(a)(1) of the Investment Company Act, the Company believes that it would still qualify for an exception from that definition pursuant to Section 3(c)(6). Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), the Company believes that it may rely on Section 3(c)(6) if 55% of its assets consist of, and at least 55% of its income is derived from, its own and its wholly-owned and majority-owned subsidiaries’ activities conducted in accordance with Section 3(c)(5)(C) of the Investment Company Act, discussed above.

Regardless of whether the Company must rely on Section 3(c)(6) to avoid registration as an investment company, the Company expects to limit the investments that the Company makes, directly or indirectly, in assets that are not qualifying real estate-related assets and in assets that are not real estate-related assets. For purposes of the exclusions provided by Sections 3(c)(5)(C) and 3(c)(6), the Company intends to classify the investments made by its subsidiaries based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on its view of what constitutes a qualifying real estate asset and a real estate related asset.

6.	Comment: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

Michael McTiernan

May 18, 2012

Page Eight

•

If you have election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

Response: The Company has revised the prospectus as requested. See cover page and pages 23, 48 and 114.

Cover Page of Prospectus

7.	Comment: Please include a summary risk factor that discloses the risk of dependence on your advisor and its affiliates.

Response: The Company has revised the prospectus as requested. See cover page.

8.	Comment: Please expand the fifth bullet to state that because the offering price was set arbitrarily it may be significantly in excess of share value at the time of investment.

Response: The Company has revised the prospectus as requested. See cover page.

9.	Comment: Please expand the sixth bullet to state that there is no requirement to ever list or liquidate and thus investors may have to hold the investment indefinitely.

Response: The Company has revised the prospectus as requested. See cover page.

10.	Comment: Please refer to the tenth summary risk factor regarding the payment of distributions. Please revise to address risk that to the extent the company has paid distributions in excess of earnings prior to the time of investment, the share value may have been diluted.

Michael McTiernan

May 18, 2012

Page Nine

Response: The Company has revised the prospectus as requested. See cover page.

Questions and Answers about this Offering, page 1

Who will choose which investments you make?, page 2

11.	Comment: Please revise to provide a cross reference to the prior performance disclosure.

Response: The Company advises the Staff that the answer already provides a cross-references to the “Prior Performance Summary” for information about the experience of affiliates of the Company’s advisor. See page 2.

Who might benefit from an investment in our shares?, page 2

12.	Comment: We note the disclosure that investors should be able to hold the investment for “a number of years” consistent with the liquidity strategy. Please revise this sentence to reflect that an investor may have to hold shares indefinitely as there is no set list or liquidation date.

Response: The Company has revised the prospectus as requested. See page 2.

What will you do with the proceeds from your offering?, page 4

13.	Comment: Please revise to also disclose, if accurate, that you may pay distributions from offering proceeds.

Response: The Company has revised the prospectus as requested. See page 4.

Prospectus Summary, page 7

14.	Comment: Please include a summary of the sponsor’s prior performance.

Response: The Company has revised the prospectus as requested. See page 10.

Investment Strategy, page 7

15.	Comment: We note your disclosure that your borrowers are likely to be “higher risk borrowers who are currently unable or unwilling to obtain credit at

Michael McTiernan

May 18, 2012

Page Ten

traditional banks.” Please revise your cover page (fourth bullet) and summary risk factors (fourth bullet) to highlight that you intend to lend to high risk borrowers. Also, please reconcile this disclosure with your bullet point disclosure on the bottom of page 8 that you intend to lend to “creditworthy borrowers.”

Response: The Company has revised the cover page and summary risk factors as requested. See cover page and page 18. In addition, the Company has added a risk factor regarding its underwriting policies. See page 30. The Company has revised the prospectus to clarify that its loan underwriting policy which will focus upon the value of the collateral securing the loan, rather than the creditworthiness of the borrower. Accordingly, the Company has deleted references to “creditworthy borrowers” and has included additional disclosure regarding the Company’s dependence upon its real estate collateral to protect the Company in the event of a loan default. The changes appear under “Prospectus Summary – Investment Strategy – Mortgage Program” and “Investment Strategy, Objectives and Policies – Real Estate Secured Loans” on pages 8 and 93.

Our Structure, page 11

16.	Comment: Please revise the chart to denote SJ Securities’ relationship with Vestin.

Response: The Company has revised the prospectus as requested. See page 12.

Advisor Fees and Other Expenses, page 12

17.	Comment: Please revise to estimate the acquisition fee assuming the maximum amount is raised and your intended targeted debt level is applied. Please make corresponding revisions to your Use of Proceeds table.

Response: The Company has revised the prospectus as requested. See pages 14, 60 and 75.

18.	Comment: We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to each operating stage fee, the total amount of operating expense reimbursements and the amount of operating expense reimbursements specifically related to each named executive officer.

Michael McTiernan

May 18, 2012

Response: The Company has revised the prospectus to confirm that the Company will not reimburse its advisor for the salaries and benefits paid to the Company’s named executive officers. See pages 17 and 78. The Company will disclose, in its future filings that require Item 402 or 404 of Regulation S-K, the amount of fees paid to its advisor and will break out the amounts paid pursuant to each operating stage.

19.	Comment: We note that your asset management fees are based on the fair market value of the real property asset based on an “as is” “where is” appraisal. Please describe in more detail what constitutes an “as is” “where is” appraisal and clarify who will perform such appraisal.

Response: The Company has revised the prospectus as requested. See pages 14 and 76.

Fee and Expense Reimbursements Paid by Third Parties, page 14

20.	Comment: With respect to the loan brokerage fees and the loan evaluation fees, please more clearly state that these will be paid by a borrower using funds borrowed from the company.

Response: The Company has revised the prospectus as requested. See pages 17 and 78.

Directors and Executive Officers, page 62

21.	Comment: Where applicable, please revise the bios to more clearly explain the individuals’ role in Vestin Fund I, LLC, Vestin Fund II, LLC and Vestin Fund III, LLC.

Response: The Company has revised the prospectus as requested. See pages 65 and 66.

Conflicts of Interest, page 76

22.	Comment: Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits your advisor would receive by pursuing listing over liquidation.

Response: The Company has revised the prospectus as requested. See page 84.

Michael McTiernan

May 18, 2012

Page Twelve

Allocation of Investment Opportunities, page 77

23.	Comment: Please disclose how many of the other programs are in direct competition with you that are sponsored by MVPCP and your individual sponsors.

Response: The Company has revised the prospectus as requested. See page 81.

Targeted Investments, page 87

24.	Comment: Please explain who will ultimately be responsible for determining the creditworthiness of borrowers and provide additional disclosure if practicable on how you define “creditworthy.”

Response: The Company has revised the prospectus to provide additional detail on its loan approval procedures. See pages 9 and 93. As further discussed in the Company’s response to comment 15 above, the Company’s loan underwriting policies will focus on the value of the collateral securing a loan, rather than the creditworthiness of the borrower. Accordingly, the Company has revised the prospectus to remove references to the creditworthiness of borrowers in the Company’s disclosures regarding its underwriting processes.

Real Property, page 90

25.	Comment: Please provide the plain English meanings of “tenant rent rolls,” “fee title,” “long-term leasehold estate,” “marketable title” and “Phase I assessment.”

Response: The Company has revised the prospectus as requested. See pages 97 and 98.

Prior Performance Summary, page 111

Overview of Fund III, page 112

26.	Comment: Please include a sentence at the end of the first paragraph to disclose the value of the member’s equity as of the most recent reporting period.

Response: The Company has revised the prospectus as requested. See page 117.

27.	Comment: We note the principal balance of the loans remaining is $2.7 million. Please also disclose the book value of the loans net allowance.

Response: The Company has revised the prospectus as requested. See page 118.

Michael McTiernan

May 18, 2012

Page Thirteen

Part II – Information Not Required In Prospectus, page II-1

Signatures

28.	Comment: Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Response: The Company has revised the prospectus as requested. See Signature Page.

Exhibit Index

29.	Comment: Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to the effectiveness of the registration statement.

Response: The Company intends to adopt its Articles of Amendment and Restatement, Amended and Restated Bylaws and Long Term Incentive Plan and to enter into the Selling Agreement, any Subscription Agreements and the Advisory Agreement concurrently with the commencement of the offering, which will be following the effectiveness of the Registration Statement. Therefore, the Company does not intend to file final, as executed copies of these documents prior to the effectiveness of the Registration Statement but will file forms of these documents prior to effectiveness. The Company is filing concurrently herewith the final, executed Escrow Agreement.

Pursuant to the Instruction (i) to Rule 601 of Regulation S-K, the Company is not required to re-file an exhibit filed with a registration statement in preliminary form (other than an opinion or consent), if it has been changed only to correct typographical errors, insert signatures or make other similar immaterial changes. The Company expects that forms of governing documents and agreements filed in lieu of executed agreements will, in each instance, be identical in all respects to the final executed documents, other than the addition of conformed signatures and dates.

The Company will file the final, executed Opinion of Venable LLP as to the legality of the securities and the final, executed Opinion of Morrison & Foerster LLP as to tax matters prior to effectiveness.

The Company respectfully advises the Staff that it will include in its upcoming quarterly report on Form 10-Q as exhibits all material contracts that were previously filed as forms as final executed copies.

Michael McTiernan

May 18, 2012

30.	Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response: The Company is submitting concurrently with Amendment No. 1 to the Registration Statement the following exhibits to the Registration Statement (other than the opinions): (i) Form of Selling Agreement; (ii) Form of Advisory Agreement; and (iii) final, executed copy of the Escrow Agreement. The Company will file separately by amendment the Form of MVP Monthly Income Realty Trust, Inc. Long Term Incentive Plan as soon as reasonably practicable. In addition, the Company is providing drafts of the legal and tax opinions, which have been filed as EDGAR Correspondence. Final, executed copies of the legal and tax opinions will be provided in a separate amendment to the Registration Statement prior to its effectiveness.

**********

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:	Erin E. Martin — Securities and Exchange Commission

Jorge Bonilla — Securities and Exchange Commission

Dan Gordon — Securities and Exchange Commission

Michael V. Shustek — MVP Monthly Income Realty Trust, Inc.

Ira Levine, Esq. — Levine Garfinkel & Eckersley

Sharon A. Kroupa, Esq. – Venable LLP